Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

For the Reporting Period from January 1, 2015 through

December 31, 2015

May 31, 2016

ResMed Inc. prepared this conflict minerals report for the reporting period from January 1, 2015 through December 31, 2015 to comply with Exchange Act Rule 13p-1 (“rule”).

The rule requires ResMed to annually disclose whether the tantalum, tin, tungsten, and gold (known as “3TG” or “conflict minerals”) in our products originated from the Democratic Republic of the Congo or adjoining countries, and if so, we must describe the due diligence we performed to determine the source and chain of custody of those minerals. The rule applies to 3TG that are necessary to the functionality or production of products we manufacture or contract to be manufactured. The rule refers to 3TG as “conflict minerals” regardless of where they are sourced and regardless of whether they benefit or finance armed groups.

Part I. Company and Product Description

ResMed Inc. is a Delaware corporation formed in March 1994 as a holding company for the ResMed Group. Through our subsidiaries, we design, manufacture and market equipment for the diagnosis, management and treatment of sleep-disordered breathing and other respiratory disorders, including obstructive sleep apnea. We develop innovative products to improve the health and quality of life of those who suffer from these conditions, and we work to raise awareness of the potentially serious health consequences of untreated sleep-disordered breathing.

Part II. Reasonable Country of Origin Inquiry

Our supply chain consists of several tiers or layers as we purchase components or subassemblies from our suppliers, they purchase from their suppliers, and so on. We are several tiers removed from the smelters, refiners and mining companies performing 3TG extraction and initial processing. ResMed sources components from at least 500 tier one suppliers. To determine which suppliers provide us with components covered by the rule, we examined whether ResMed products contained 3TG that are necessary to their functionality or necessary to the production of products we manufactured or contracted to be manufactured, by reviewing product composition data of our products. For products that contained 3TG, we conducted a reasonable country of origin inquiry, designed to determine whether any of the necessary 3TG in our products originated or may have originated in a covered country or came from recycled or scrap sources.

During calendar year 2015, we engaged a third-party consultant to enhance our conflict minerals compliance program. We contacted in-scope suppliers to explain ResMed’s use of a third-party consultant to act on our behalf, collecting and analyzing 3TG information. We believe that engaging this industry specialist results in more efficient and accurate data gathering, an industry standard approach, and the ability to review supplier responses against an existing database of information.

We initiated our reasonable country of origin inquiry by contacting suppliers who sold us components that contained or that we determined may have contained necessary 3TG. We offered our suppliers two options for submitting the required information, either by uploading the conflict minerals reporting template developed by the Conflict-Free Sourcing Initiative, or by submitting an online survey version of this template directly to our third-party consultant.

The response rate and quality of information received from suppliers improved in 2015, compared to 2014. Our calendar year 2014 response rate was 59%, and our calendar year 2015 response rate was 82%. As a result of our reasonable country of origin inquiry, we were unable to verify that none of the necessary 3TG in products we manufactured or contracted for manufacture originated from one of the covered countries and are not from recycled or scrap sources. Based on a review of our products and our reasonable country of origin inquiry, we have concluded in good faith that our products may contain 3TG that are necessary to their functionality or production. Also based on that review, we are unable to determine whether our products contain 3TG that originated in the Democratic Republic of the Congo or adjoining countries. Therefore, we elected to conduct due diligence on the source and chain of custody of those necessary 3TG in our products.

Part III. Due Diligence Program

A. Design of the due diligence framework

We designed our due diligence process to conform, in all material respects, with the due diligence framework set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the related Supplement on tin, tantalum, and tungsten and the related Supplement on gold. We designed due diligence measures that included actions to: (i) establish and maintain strong company management systems, (ii) identify and assess risks in our supply chain, (iii) design and implement a strategy to respond to identified risks, (iv) carry out an independent third-party audit of smelter’s and refiner’s due diligence practices, and (v) report annually on supply chain due diligence, all as the rule requires.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 31, 2016

B. Due diligence measures performed

We performed the following due diligence measures during the reporting period.

OECD Step 1. Maintain strong company management systems

•	We have a conflict minerals policy, which can be found on our corporate website — http://s2.q4cdn.com/231003812/files/doc_downloads/governance/2016/Conflict-Minerals-Policy.pdf. The content of any website referred to in this report is not incorporated by reference into this report.

•	We have a cross-functional conflict minerals compliance team, composed of representatives from different business units, responsible for managing the implementation of our conflict minerals compliance program and the progress of our due diligence efforts. This team meets twice a year with a steering committee composed of senior management representatives, where the compliance team reviews supply chain due diligence efforts.

•	We maintain a system of controls and transparency of our supply chain facilitated by our use of the conflict minerals reporting template. We engaged relevant first tier suppliers, and requested information about their supply chain, including any sub-tier suppliers. We intend to retain records relating to our supplier responses for at least five years.

•	We strengthened company engagement with suppliers by providing access to a conflict minerals resource center through our third-party consultant’s website. This resource center is an additional educational tool for suppliers to facilitate a deeper understanding of the conflict minerals program.

OECD Step 2. Identify and assess risks in the ResMed supply chain

•	We conducted qualitative assessments of supplier responses to identify red flags listed in the Organization for Economic Co-operation and Development Guidelines, errors, inconsistencies and incompleteness. The identification of issues with supplier responses triggers an additional supplier follow-up by phone or email to attempt to resolve the issues.

•	We compared smelters and refiners identified by our suppliers in their completed templates against the list of facilities on the Conflict-Free Sourcing Initiative’s website, to determine which of the smelters and refiners identified by our suppliers have received a “compliant,” “active,” or “conflict free” designation from the Conflict-Free Sourcing Initiative Conflict-Free Smelter Program or other independent third-party audit program.

•	We have created a risk register designed to monitor and progress our risk mitigation action plans and assist us in following-up with non-compliant suppliers.

OECD Step 3. Design and implement a strategy to respond to identified risks

•	We reported supply chain risk assessment findings and supply chain survey results on a bi-annual basis to senior management through our conflict minerals steering committee.

•	We referred our suppliers to our conflict minerals policy and urged them to engage in supply chain practices consistent with the policy.

•	We are creating a detailed risk management plan to improve supplier responses that have previously been identified as incomplete or inaccurate and to outline our responses to risks identified in our supply chain.

OECD Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

•	We do not have direct relationships with 3TG smelters and refiners. Therefore, we do not audit the smelters and refiners our suppliers identify as being in their supply chains. However, we believe that audits of smelters and refiners’ due diligence practices conducted by the Conflict-Free Sourcing Initiative and other third parties are the best way to identify smelters and refiners with due diligence systems in place that promote responsible sourcing. We rely on industry efforts to influence and encourage smelters and refiners to be audited and to provide certifications through third parties.

OECD Step 5. Report annually on supply chain due diligence

•	This Conflict Minerals Report and the Form SD are available on our website at — http://s2.q4cdn.com/231003812/files/doc_downloads/governance/2016/Conflict-Minerals-CY2015-Report.pdf and are filed with the Securities and Exchange Commission.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 31, 2016

Part IV. Results of Review for the year ended December 31, 2015

A. Smelters and Refiners

Approximately forty percent of the responding suppliers who completed the conflict minerals reporting template identified some or all of the names of smelters and refiners in their supply chains. For suppliers that provided this information, we compared the names of the identified facilities against the list of facilities receiving a “compliant” or “active” designation on the Conflict-Free Sourcing Initiative website or “conflict free” designation on another independent third-party program. Fifty-six percent of responding suppliers responded on a product level basis. We received a list of 5,649 names of potential smelters and refiners. We removed duplicate names, reconciled multiple names for a single entity or facility, and eliminated invalid names. This process resulted in a list of 1,153 entities and facilities. Of this list, 837 were either unknown to the Conflict-Free Sourcing Initiative list or were not actually smelters and refiners. After removing those entities from the list, 316 smelters and refiners remained. They are categorized below.

Metal	Number of smelters and refiners provided by suppliers	Number of designated “conflict free” smelters and refiners, based on the Conflict-Free Smelter Program or other independent third- party audit program	Number of smelters and refiners not yet certified but identified as a smelter and refiner	Number of smelters and refiners not yet designated “conflict free,” but are active in the certification process
Gold	130	79	49	2
Tantalum	43	40	3	0
Tin	95	54	39	2
Tungsten	48	26	10	12
Total	316	199	101	16

B. Countries of origin of ResMed’s necessary 3TG

Some suppliers provided us a list of smelters and refiners, but did not provide countries of origin of the necessary 3TG. As a result we were unable to definitively determine the specific country of origin of the necessary 3TG in our products.

C. Efforts to determine the 3TG’s mine or location of origin

We have concluded that the most reasonable effort we can make to determine the mines or locations of origin of our necessary 3TG is to seek information from our direct suppliers about the smelters and refiners in their supply chain. We accomplished this by asking all applicable suppliers to complete the conflict minerals reporting template and following-up with suppliers that did not complete the template. We also followed up with suppliers whose responses were incomplete or included data inconsistent with data we gathered from other suppliers’ conflict minerals reporting templates.

Exhibit 1.01 — Conflict Minerals Report of ResMed Inc.

May 31, 2016

D. Inherent Limitations on Due Diligence Measures

We purchase subassemblies and components from a supply network of distributors and manufacturers involving over 500 tier one suppliers. All tier one suppliers have their own supply chains. In some cases we are at least six tiers removed from the smelters and refiners, and our direct suppliers are also several tiers removed from the smelters and refiners. This limits our ability to obtain reliable product level disclosure statements regarding the source and chain of custody of the necessary 3TG. Due to our position in the supply chain, we must rely on our direct and indirect suppliers, to provide information about the source and chain of custody of our necessary 3TG.

We rely on information collected and provided by the Conflict-Free Smelter Program. We also rely on the Conflict-Free Sourcing Initiative’s audits of smelters and refiners, because we do not perform audits of these facilities ourselves. These third-party representations and audits may prove to be incorrect. Accordingly, we cannot assure that the information regarding the source and chain of custody of our necessary 3TG is correct.

E. Steps to be taken to Mitigate Risk

In the next reporting period we intend to continue to take the following actions to further mitigate the risk that the necessary 3TG in our products might not be from responsible sources. The planned steps include:

a.	Continuing efforts to increase the number of completed conflict minerals reporting templates.

b.	Requesting that suppliers provide product level disclosures, as opposed to company or division level disclosures, that will enable ResMed to focus on smelters and refiners associated with ResMed products.

c.	Continuing to work with suppliers to obtain current, accurate, and complete information about their smelters and refiners of 3TG and countries of origin.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this conflict minerals report are forward-looking in nature and are based on ResMed management’s current expectations or beliefs. These forward-looking statements are subject to a number of uncertainties and other factors that may be outside of ResMed’s control and which could cause actual events to differ materially from those expressed or implied by the statements made in this report.